Exhibit 99.1

Opera Reports Fourth Quarter Ahead of Expectations, Concluding a Year of Strong Growth and Margin Expansion

Fourth quarter revenue of $113.0 million, +17% YoY growth and at the top of $110-113 million guidance range

Fourth quarter adjusted EBITDA at $27.8 million, a 25% margin and exceeding the $22-24 million guidance range

2023 expectations lifted quarter by quarter, full-year revenue concluded at $397 million or 20% annual growth, with adjusted EBITDA at $94 million or 38% annual growth following margin expansion of 300 basis points to 23.6%

Company guides revenue of $450-465 million and a 24% adjusted EBITDA margin at the midpoint for 2024

Opera repurchased 1.15 million ADSs for $13 million in the fourth quarter, concluding its third repurchase program

OSLO, Norway, February 29, 2024 /PRNewswire/ – Opera Limited (NASDAQ: OPRA), one of the world’s major browser developers and a leading internet consumer brand, announced its unaudited financial results for the quarter and year ended December 31, 2023.

Fourth Quarter and Twelve Months 2023 Financial Highlights

(In thousands, except percentages and	Three Months Ended December 31,		Year-over-year	Twelve Months Ended December 31,		Year-over-year
per share amounts, unaudited)	2022	2023	% change	2022	2023	% change
Revenue	$96,272	$113,004	17%	$331,037	$396,827	20%

Net income	$20,922	$123,558	491%	$15,035	$169,408	1,027%
Margin	21.7%	109.3%		4.5%	42.7%

Adjusted EBITDA (1)	$22,784	$27,764	22%	$68,084	$93,719	38%
Margin	23.7%	24.6%		20.6%	23.6%

Diluted earnings per ADS (2)	$0.22	$1.38	529%	$0.14	$1.86	1,231%

Free cash flow from operations (1)	$20,282	$22,499	11%	$42,849	$72,451	69%

(1) See "Non-IFRS Financial Measures" and "Reconciliations of Non-IFRS Financial Measures" sections below for explanations and reconciliations of non-IFRS financial measures.
(2) Opera Limited has American depositary shares (ADSs) listed on the Nasdaq Global Select Market, each representing two ordinary shares in the company.

“I am proud to report yet another strong quarter, wrapping up a year of overperformance following the strength in our product lineup and successful strategy to grow high-ARPU users and expand our advertising ecosystem. A year ago, we guided 2023 revenue at $370-390 million, with adjusted EBITDA of $71-81 million. Since then, our growth strategy materialized well above our expectations, and equally encouraging, with significantly less marketing spend than anticipated, coming in below our marketing spend in 2022, driven by continuous product and marketing innovation. In combination, this led to revenue growth of 20% accompanied by outsized adjusted EBITDA growth of 38% in the year,” said co-CEO Lin Song.

“We believe Opera is in a great position to continue executing against our objectives in 2024. Our high-ARPU user growth trajectory remains strong, fueled by our unique browser offering. In addition, we are experiencing increased interest from monetization partners as our Western user base continues to scale, and we are excited about new engagement and monetization opportunities around browser AI,” continued Mr. Song.

Fourth Quarter and Recent Business Highlights

●	Advertising revenue grew 20% year-over-year, and 12% versus the third quarter. Advertising constituted 60% of total revenue in the fourth quarter of 2023. This revenue category benefits from both our browser monetization trajectory, as well as the expansion of our Opera Ads platform.
●	Search revenue grew 15% year-over-year, and 10% versus the third quarter. The growth in search revenue continues to be driven by our focus on users in Western markets with the highest monetization potential.
●	Opera had 313 million monthly active users (MAUs) in the fourth quarter of 2023, representing a slight increase versus 311 million MAUs in the third quarter. Our user growth continues to be driven by high-ARPU users in North America, Europe and Latin America, and was partially offset by smaller declines of low-ARPU users in emerging markets.
●	In the fourth quarter of 2023, annualized ARPU was $1.44, an increase of 22% versus the fourth quarter of 2022.
●	The Opera GX gaming browser had 27.8 million MAUs across PC and mobile in the quarter, up 7% from 26.1 million in the third quarter.
●	We repurchased 1.15 million ADSs at a cost of $13.0 million during the fourth quarter, completing the $50 million buyback authorization from January 2022.
●	In early February 2024, the company announced its first dedicated AI cluster to support ongoing AI initiatives across products. The data center infrastructure is located in Iceland where it benefits from clean energy and natural cooling, and its associated capital expenditure is approximately $19 million, paid in cash in the first quarter of 2024.
●	Opera updated the fair value assessment of its current 9.44% stake in OPay to $269 million, resulting in a non-cash accounting gain of $106 million in the quarter. OPay quadrupled its user base through 2023 and grew revenue by over 60% on a constant currency basis.
●	Opera increased its cash position by $10.3 million in the quarter to $93.9 million at year-end, supported by a strong operating cash flow of $25.3 million, partially offset, in particular, by the $13 million spent to repurchase shares. In total, our balance sheet remains strong, and at year-end also included a remaining $32.8 million receivable due from the sale of our prior stake in Star X, and our stake in OPay with an estimated value of $269.4 million.
●	Our semi-annual dividend of $0.40 per ADS translated to a total of $35.0 million at the January record date, with 87,518,284 ADS equivalents outstanding net of our fourth quarter repurchases. The dividend cash expense was $9.9 million, while the remainder $25.1 million was offset against our receivable from the sale of Star X.

Business Outlook

“We are pleased to report that our fourth quarter growth materialized at the high end of our significantly lifted expectations as captured in our most recent guidance. The underlying trajectory of our business is further demonstrated by the overachievement in adjusted EBITDA, where in particular marketing spend came in below expectations for both the quarter and the year as a whole. For the full year, our marketing expenses were $109.9 million or 28% of revenue, a reduction from $114.9 million or 35% of revenue in 2022,” said Frode Jacobsen, CFO.

“As part of a healthy business, we focus on the conversion of profitability to cash flow. For 2023, our operating cash flow was $82.8 million, or 88% of adjusted EBITDA, and our free cash flow from operations was $72.5 million, or 77% of adjusted EBITDA. We ensure that our shareholders directly benefit from our underlying cash generation and our healthy balance sheet. For 2023 as a whole, dividends amounted to $1.20 per ADS, inclusive of our special dividend at the start of the year, and our buy-back totaled 2.77 million ADSs,” continued Mr. Jacobsen.

For the full year of 2024, Opera guides revenue to be $450-465 million, an increase of 15% over 2023 at the midpoint. We guide adjusted EBITDA to be $106-110 million, or a 24% margin at the midpoints.

For the first quarter, we guide revenue of $99-101 million or 15% year-over-year growth at the midpoint. Adjusted EBITDA is guided to be $22.5-24.5 million, or a 24% margin at the midpoint.

Fourth Quarter 2023 Financial Results

All comparisons in this section are relative to the fourth quarter of 2022 unless otherwise stated.

Revenue increased by 17% to $113.0 million.

●	Advertising revenue increased by 20% to $67.8 million.
●	Search revenue increased by 15% to $44.7 million.
●	Technology licensing and other revenue was $0.5 million.

Operating expenses increased by 10% to $93.2 million.

●	Combined technology and platform fees, content cost and cost of inventory sold were $28.5 million, or 25% of revenue.
●	Personnel expenses, including share-based remuneration, were $20.6 million. This expense consists of cash-based compensation expense of $16.1 million, a 6% decrease year-over-year, and share-based remuneration expense of $4.5 million. Share-based remuneration includes grants made by Opera’s majority shareholder, which represents an expense in the P&L even though Opera has no obligation in connection with these grants, and they do not represent dilution for Opera’s shareholders.
●	Marketing and distribution expenses were $30.2 million, an increase of 2%.
●	Depreciation and amortization expenses were $3.2 million, an 8% decrease.
●

All other operating expenses were $10.6 million, a 7% decrease. While the total decreased, we saw an increase related to professional services fees in connection with our strengthening of internal controls over financial reporting.

Operating profit was $20.3 million, representing a 18% margin, compared to an operating profit of $11.8 million and a margin of 12% in the fourth quarter of 2022.

Net finance loss was $0.7 million, consisting of foreign exchange loss partially offset by interest income and time-value changes of our Star X receivable.

Income tax expense was $2.1 million, corresponding to 7% of adjusted EBITDA and benefiting from favorable local exchange rate conversion against USD in the quarter.

Net income was $123.6 million, consisting of $17.6 million underlying profit as well as the $105.9 million gain following the updated valuation of our OPay investment.

Basic earnings per ADS was $1.41 in the fourth quarter of 2023, of which $1.21 related to OPay and $0.20 to our underlying profit. The weighted average number of ordinary shares outstanding was 175.4 million in the quarter, corresponding to 87.7 million ADSs.

Adjusted EBITDA was $27.8 million, representing a 24.6% margin, compared to adjusted EBITDA of $22.8 million, representing a 23.7% margin, in the fourth quarter of 2022.

Operating cash flow was $25.3 million, or 91% of adjusted EBITDA, and free cash flow from operations was $22.5 million, or 81% of adjusted EBITDA.

We have posted Opera’s unaudited financial results by quarter since 2019 at https://investor.opera.com/financial-information/quarterly-results.

Conference Call

Opera’s management will host a conference call to discuss the fourth quarter 2023 financial results on Thursday, February 29th at 8:00 am Eastern Time (EDT). Listeners may access the call by dialing the following numbers:

United States: +1 877-888-4294

Norway: +47 80-01-3780

China: +10-800-714-1507 or +10-800-140-1382

Hong Kong: +80-090-1494

United Kingdom: +44 0-808-101-1183

International: +1 785-424-1881

Confirmation Code: OPRAQ423

A live webcast of the conference call will be posted at https://investor.opera.com.

Non-IFRS Financial Measures

We collect and analyze operating and financial data to evaluate the health of our business and assess our performance. In addition to revenue, net income (loss), net cash flow from operating activities and other financial measures under IFRS, we use adjusted EBITDA and, starting from 2023, free cash flow from operations, which are described below, to evaluate our business. We use these non-IFRS financial measures for financial and operational decision-making and as means to evaluate period-to-period comparisons. While these non-IFRS financial measures should not be considered substitutes for, or superior to, the financial information prepared and presented in accordance with IFRS, we believe that adjusted EBITDA provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of recurring core business operating results, and that free cash flow from operations provides useful information regarding how cash provided by operating activities compares to the investments required to maintain and grow our business.

We believe these non-IFRS financial measures are useful to investors both because (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and (2) they are used by our institutional investors and the analyst community to help them analyze the health of our business. Accordingly, we believe that these non-IFRS financial measures provide useful information to investors and others in understanding and evaluating our operating results and liquidity in the same manner as our management team and Board of Directors. Our calculation of these non-IFRS financial measures may differ from similarly-titled non-IFRS measures, if any, reported by our peers. In addition, our non-IFRS financial measures may be limited in their usefulness because they do not present the full economic effect of expenses and cash flows mentioned below. We compensate for these limitations by providing a reconciliation of our non-IFRS financial measures to the most closely related IFRS financial measures. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view adjusted EBITDA and free cash flow from operations in conjunction with net income (loss) and net cash flow from operating activities.

We define adjusted EBITDA as net income (loss) excluding (i) profit (loss) from discontinued operations, (ii) income tax (expense) benefit, (iii) net finance income (expense), (iv) share of net income (loss) of equity-accounted investees, (v) impairment of equity-accounted investees, (vi) fair value gain (loss) on investments, (vii) depreciation and amortization, (viii) impairment of non-financial assets, (ix) share-based remuneration, including related social security costs, (x) non-recurring expenses, and (xi) other operating income.

We define free cash flow from operations as net cash flows from (used in) operating activities less (i) purchases of fixed and intangible assets, (ii) development expenditure and (iii) payment of lease liabilities.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “may,” “expect,” “believe,” “anticipate,” “intend,” “aim,” “estimate,” “seek,” “plan,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to,” “future” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. The Company may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which it operates. Potential risks and uncertainties include, but are not limited to, those relating to: the duration and development of international conflicts, such as the war in Ukraine, and related economic sanctions, as well as resulting changes in consumer behaviors; the outcome of regulatory processes or litigation; the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company’s expectations regarding demand for and market acceptance of its brands, platforms and services; Company’s expectations regarding growth in its user base, user retention and level of engagement; changes in consumer behavior, for example from increased adoption of AI powered services; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies, products and services and/or upgrade its existing technologies, products and services; quarterly variations in Company’s operating results caused by factors beyond its control; and global macroeconomic conditions and their potential impact in the markets in which the Company has business. All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the SEC, including its annual reports on Form 20-F.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across all devices. Hundreds of millions use the Opera web browsers for their unique and secure features on their mobile phones and desktop computers. Founded in 1995, and headquartered in Oslo, Norway, Opera is a public company listed on the Nasdaq stock exchange under the ticker symbol “OPRA”. Download the Opera web browser and access other Opera products from opera.com. Learn more about Opera at investor.opera.com.

Contacts

Investor relations:

Matthew Wolfson

investor-relations@opera.com

Media:

press-team@opera.com

Opera Limited
Consolidated Statement of Operations
(In thousands, except number of shares which are reflected in millions and per share amounts, unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2023	2022	2023
Revenue	$96,272	$113,004	$331,037	$396,827
Other operating income	148	478	469	666
Operating expenses:
Technology and platform fees	(784)	(454)	(4,104)	(3,145)
Content cost	(891)	(1,133)	(3,834)	(4,297)
Cost of inventory sold	(17,277)	(26,953)	(46,650)	(85,808)
Personnel expenses including share-based remuneration	(21,095)	(20,617)	(74,588)	(82,750)
Marketing and distribution expenses	(29,558)	(30,148)	(114,988)	(109,947)
Credit loss expense	(977)	(1,329)	(1,387)	(3,967)
Depreciation and amortization	(3,490)	(3,225)	(13,939)	(13,165)
Impairment of non-financial assets	(3,194)	(116)	(3,194)	(681)
Non-recurring expenses	(310)	(9)	(1,517)	(698)
Other operating expenses	(7,002)	(9,169)	(26,705)	(30,143)
Total operating expenses	(84,577)	(93,154)	(290,906)	(334,603)
Operating profit	11,842	20,327	40,600	62,890
Share of net loss of equity-accounted investees	-	-	(6)	-
Fair value gain on investments	1,500	105,945	1,500	105,945
Net finance income (expense):
Finance income	43,606	999	21,454	8,876
Finance expense	(35,620)	(99)	(38,521)	(644)
Net foreign exchange gain (loss)	(1,087)	(1,553)	(1,157)	(963)
Net finance income (expense)	6,898	(653)	(18,224)	7,269
Income before income taxes	20,241	125,620	23,870	176,105
Income tax (expense) benefit	681	(2,062)	(8,835)	(6,697)
Net income attributable to owners of the parent	$20,922	$123,558	$15,035	$169,408

Weighted-average number of shares outstanding:
Basic, ADS equivalent	93.87	87.71	109.48	89.26
Diluted, ADS equivalent	94.62	89.28	110.34	90.92
Basic, ordinary shares	187.73	175.42	218.96	178.51
Diluted, ordinary shares	189.23	178.56	220.67	181.84

Earnings per ADS and per ordinary share:
Basic earnings per ADS	$0.22	$1.41	$0.14	$1.90
Diluted earnings per ADS	$0.22	$1.38	$0.14	$1.86
Basic earnings per ordinary share	$0.11	$0.70	$0.07	$0.95
Diluted earnings per ordinary share	$0.11	$0.69	$0.07	$0.93

Opera Limited
Consolidated Statement of Comprehensive Income
(In thousands, unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2023	2022	2023
Net income	$20,922	$123,558	$15,035	$169,408
Other comprehensive income (loss):
Items that may be reclassified to the statement of operations in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	1,775	1,387	(3,477)	(742)
Reclassification of exchange differences on loss of control	(96)	-	(96)	-
Reclassification of share of other comprehensive income (loss) of equity-accounted investees	-	-	708	-
Other comprehensive income (loss)	1,679	1,387	(2,865)	(742)
Total comprehensive income attributable to owners of the parent	$22,601	$124,945	$12,170	$168,666

Opera Limited
Consolidated Statement of Financial Position
(In thousands, unaudited)

	As of December 31,
	2022	2023
Assets:
Property and equipment	$14,623	$16,074
Goodwill	429,445	429,856
Intangible assets	99,983	99,070
Investment in OPay	-	269,407
Other non-current investments and financial assets	2,643	3,049
Non-current receivables from sale of investments	76,305	-
Deferred tax assets	1,473	1,133
Total non-current assets	624,473	818,589
Trade receivables	57,923	69,382
Current receivables from sale of investments	56,347	32,797
Other current receivables	17,247	7,760
Prepayments	3,932	4,660
Marketable securities	66,250	-
Cash and cash equivalents	52,414	93,863
Total cash, cash equivalents, and marketable securities	118,664	93,863
Assets held for sale	86,100	-
Total current assets	340,213	208,461
Total assets	$964,686	$1,027,050

Equity:
Share capital	$18	$18
Other paid in capital	824,832	717,610
Treasury shares	(206,514)	(238,815)
Retained earnings	273,262	461,271
Foreign currency translation reserve	(3,385)	(4,127)
Total equity attributable to owners of the parent	888,213	935,957
Liabilities:
Non-current lease liabilities and other loans	4,723	6,776
Deferred tax liabilities	7,352	2,813
Other non-current liabilities	68	94
Total non-current liabilities	12,143	9,682
Trade and other payables	46,937	52,247
Deferred revenue	995	10,272
Current lease liabilities and other loans	3,112	3,770
Income tax payable	1,133	1,838
Other current liabilities	12,152	13,285
Total current liabilities	64,330	81,411
Total liabilities	76,472	91,093
Total equity and liabilities	$964,686	$1,027,050

Opera Limited
Consolidated Statement of Changes in Equity
(In thousands, except number of shares, unaudited)

	Number of shares outstanding		Equity attributable to owners of the parent
	Ordinary shares	ADS equivalent	Share capital	Other paid in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity
As of January 1, 2022	230,291,732	115,145,866	$24	$824,832	$(60,453)	$249,155	$(520)	$1,013,039
Net income	-	-	-	-	-	15,035	-	15,035
Other comprehensive loss	-	-	-	-	-	-	(2,865)	(2,865)
Share-based remuneration	-	-	-	-	-	9,073	-	9,073
Issuance of shares upon exercise of RSUs and options	1,597,500	798,750	-	-	-	-	-	-
Acquisition of treasury shares	(53,458,990)	(26,729,495)	(6)	-	(146,063)	-	-	(146,068)
As of December 31, 2022	178,430,242	89,215,121	18	824,832	(206,514)	273,262	(3,385)	888,213
Net income	-	-	-	-	-	169,408	-	169,408
Other comprehensive loss	-	-	-	-	-	-	(742)	(742)
Share-based remuneration, net of tax	-	-	-	-	-	18,600	-	18,600
Issuance of shares upon exercise of RSUs and options	2,137,018	1,068,509	-	-	394	-	-	394
Dividends	-	-	-	(107,222)	-	-	-	(107,222)
Acquisition of treasury shares	(5,530,692)	(2,765,346)	-	-	(32,695)	-	-	(32,695)
As of December 31, 2023	175,036,568	87,518,284	$18	$717,610	$(238,815)	$461,271	$(4,127)	$935,957

Opera Limited
Consolidated Statement of Cash Flows
(In thousands, unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2023	2022	2023
Cash flows from operating activities:
Income before income taxes	$20,241	$125,620	$23,870	$176,105
Adjustments to reconcile profit (loss) before income taxes to net cash flow:
Share-based payment expense	3,846	3,938	9,073	14,926
Depreciation and amortization	3,490	3,225	13,939	13,165
Impairment of non-financial assets	3,194	116	3,194	681
Share of net loss of equity-accounted investees	-	-	6	-
Fair value gain on investments	(1,500)	(105,945)	(1,500)	(105,945)
Net finance (income) expense	(6,898)	653	18,224	(7,269)
Other adjustments	1,034	(190)	(452)	(255)
Changes in working capital:
Change in trade and other receivables	(7,571)	(14,895)	(19,299)	(17,956)
Change in prepayments	3,421	1,194	4,253	(500)
Change in trade and other payables	5,926	5,412	8,559	5,310
Change in deferred revenue	(514)	7,084	(97)	9,277
Change in other liabilities	2,116	989	3	1,158
Income taxes (paid) received	(3,243)	(1,915)	(3,111)	(5,937)
Net cash flow from operating activities	23,542	25,284	56,662	82,761
Cash flows from investing activities:
Purchase of equipment	(429)	(594)	(3,187)	(1,873)
Purchase of intangible assets	-	(250)	-	(250)
Development expenditure	(1,878)	(977)	(6,789)	(4,281)
Proceeds from sale of shares in former associates	-	-	36,879	-
Net sale (purchase) of listed equity instruments	(3,057)	-	16,178	23,414
Interest income received	569	716	1,368	2,989
Net cash flow from (used in) investing activities	(4,795)	(1,105)	44,450	19,999
Cash flows from financing activities:
Acquisition of treasury shares	(131,822)	(13,001)	(146,068)	(32,695)
Proceeds from exercise of share options	-	-	-	394
Dividends paid	-	-	-	(23,105)
Interests on loans and borrowings	(149)	(125)	(293)	(369)
Repayment of loans and borrowings	(70)	42	(378)	(161)
Payment of lease liabilities	(953)	(964)	(3,837)	(3,907)
Net cash flow used in financing activities	(132,993)	(14,048)	(150,578)	(59,843)
Net change in cash and cash equivalents	(114,245)	10,131	(49,465)	42,918
Cash and cash equivalents at beginning of period	166,071	83,505	102,876	52,414
Effect of exchange rate changes on cash and cash equivalents	589	227	(996)	(1,469)
Cash and cash equivalents at end of period	$52,414	$93,863	$52,414	$93,863

Opera Limited
Supplemental Financial Information
(In thousands, unaudited)

Revenue

The table below specifies the amounts of the different types of revenue:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2023	2022	2023
Advertising	$56,753	$67,833	$187,434	$230,980
Search	39,034	44,704	140,162	162,168
Technology licensing and other revenue	485	466	3,441	3,679
Total revenue	$96,272	$113,004	$331,037	$396,827

Personnel Expenses Including Share-based Remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2023	2022	2023
Personnel expenses, excluding share-based remuneration	$16,999	$16,053	$65,284	$65,801
Share-based remuneration, including related social security costs (1)	4,096	4,564	9,304	16,950
Total personnel expenses including share-based remuneration	$21,095	$20,617	$74,588	$82,750

(1) Kunlun, the ultimate parent of Opera, has made equity grants to employees of Opera as compensation for services these employees provide to Opera. Opera does not have any obligation to settle the awards granted by Kunlun and such grants do not lead to dilution for Opera’s shareholders. Within the share-based remuneration expense recognized by Opera for the three months ended December 31, 2022 and 2023, $1.9 million and $1.7 million, respectively, were related to awards granted by Kunlun to employees of Opera. For the twelve months ended December 31, 2022 and 2023, the equivalent amounts were $1.9 million and $6.5 million, respectively.

Other Operating Expenses

The table below specifies the nature of other operating expenses:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2023	2022	2023
Hosting	$2,398	$2,549	$9,267	$10,161
Audit, legal and other advisory services	1,468	2,858	6,857	7,975
Software license fees	608	928	2,149	3,357
Rent and other office expenses	1,078	664	3,743	2,700
Travel	446	524	1,496	1,848
Other	1,004	1,646	3,193	4,101
Total other operating expenses	$7,002	$9,169	$26,705	$30,143

Opera Limited
Reconciliations of Non-IFRS Financial Measures
(In thousands, unaudited)

The table below reconciles net income (loss) to adjusted EBITDA:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2023	2022	2023
Net income	$20,922	$123,558	$15,035	$169,408
Add (deduct):
Income tax expense (benefit)	(681)	2,062	8,835	6,697
Net finance expense (income)	(6,898)	653	18,224	(7,269)
Fair value loss (gain) on investments	(1,500)	(105,945)	(1,500)	(105,945)
Depreciation and amortization	3,490	3,225	13,939	13,165
Impairment of non-financial assets	3,194	116	3,194	681
Share-based remuneration, including related social security costs	4,096	4,564	9,304	16,950
Non-recurring expenses	310	9	1,517	698
Other operating income	(148)	(478)	(469)	(666)
Adjusted EBITDA	$22,784	$27,764	$68,084	$93,719

The table below reconciles net cash flow from operating activities to free cash flow from operations:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2023	2022	2023
Net cash flow from operating activities	$23,542	$25,284	$56,662	$82,761
Deduct:
Purchase of equipment	(429)	(594)	(3,187)	(1,873)
Purchase of intangible assets	-	(250)	-	(250)
Development expenditure	(1,878)	(977)	(6,789)	(4,281)
Payment of lease liabilities	(953)	(964)	(3,837)	(3,907)
Free cash flow from operations	$20,282	$22,499	$42,849	$72,451